SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
 OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.

(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share

(Title of Class of Securities)

898697107

(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103-2921
(215) 963-5000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form of Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FOR IMMEDIATE RELEASE

Tucows Announces Plan to Commence Dutch Auction Tender Offer

TORONTO, November 13, 2012 — Tucows Inc. (NYSE AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, today announced its plan to launch a “modified Dutch auction” tender offer (the “Tender Offer”) to repurchase up to 6,500,000 shares of its common stock, representing approximately 14.7% of Tucows’ outstanding shares, at a price per share not less than $1.35 and not greater than $1.50. This price range represents a premium of 9.6% to 21.8% to the year-to-date volume-weighted average price of $1.23 per share for the Company’s common stock. The tender offer is expected to commence the week of November 19, 2012 and will remain open for at least 20 business days.

The Tender Offer will allow shareholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable the Company to purchase 6,500,000 of its shares (or a lower amount if the offer is not fully subscribed) that are properly tendered. If shareholders of more than 6,500,000 shares properly tender their shares at or below the determined price per share, Tucows will purchase shares tendered by such shareholders, at the determined price per share, on a pro rata basis. Additionally, if more than 6,500,000 shares are properly tendered, the number of shares to be repurchased by Tucows pursuant to the Tender Offer may, at the discretion of Tucows, be increased by up to 2% of Tucows’ outstanding shares, or approximately 885,000 shares, without amending or extending the tender offer.  All shares purchased by the Company in the Tender Offer will be purchased at the same price and will be cancelled. The Company will not purchase stock below a shareholder’s indicated price, and in some cases, the Company may actually purchase shares at a price that is above a shareholder’s indicated price under the terms of the Tender Offer. Tucows management team and Lacuna, LLC, the Company’s largest shareholder, have agreed not to tender any shares in the tender offer.

Tucows expects to fund the share purchases in the Tender Offer through new borrowings under an amended and extended version of its existing credit facilities. The Tender Offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to the completion of the new borrowings and other customary conditions that will be described in the Tender Offer documents. The Tender Offer documents, which will be distributed to shareholders upon commencement of the Tender Offer, will also contain tendering instructions and a complete explanation of the Tender Offer’s terms and conditions.

“We remain confident in the ability of our business to deliver consistency, reliability and growth and believe that the repurchase of our shares at such price levels is an attractive investment and a prudent use of cash and consistent with our strategy to return capital to shareholders,” said Elliot Noss, President and Chief Executive Officer of Tucows Inc.

The information agent for the Tender Offer will be Registrar and Transfer Company. Neither Tucows, its board of directors or the information agent is or will be making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the Tender Offer.  Shareholders will be able to obtain copies of the offer to purchase, related materials filed by the Company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the SEC, without charge, from the Company or at the Company’s website: www.tucowsinc.com. Shareholders are urged to carefully read these materials, when available, prior to making any decision with respect to the offer. Shareholders and investors who have questions or need assistance may call Registrar and Transfer Company, the information agent for the tender offer, by directing such request to: Registrar and Transfer Company, 10 Commerce Drive Cranford, NJ 07016, telephone (800) 866-1340.

Tender Offer Statement

The Tender Offer described in this release has not yet commenced. This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation and offer to buy the Company’s common stock will only be made pursuant to the offer to purchase and related materials that the Company will send to its shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the Tender Offer.

About Tucows

Tucows is a global Internet services company. OpenSRS (http://opensrs.com) manages over fourteen million domain names and millions of value-added services through a reseller network of over 13,000 web hosts and ISPs. Hover (http://hover.com) is the easiest way for individuals and small businesses to manage their domain names and email addresses. Ting.com (https://ting.com) is a mobile phone service provider dedicated to bringing clarity and control to US mobile phone users. YummyNames (http://yummynames.com) owns and operates premium domain names that generate revenue through advertising or resale. More information can be found on Tucows’ corporate website (http://tucows.com).

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer and the process for the proposed tender offer.  Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:
Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@equicomgroup.com